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                                                                    EXHIBIT 23.1




The Board of Directors
PCsupport.com, Inc.

We consent to the inclusion in the Registration Statement, Pre-Effective Amendment No. 1 to Form SB-2, of PCsupport.com, Inc. of our report dated August 20, 1999 relating to the consolidated balance sheets of PCsupport.com, Inc. and subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year ended June 30, 1999, the period from December 10, 1997 ( inception) to June 30, 1998 and the period from December 10, 1997 ( inception) to June 30, 1999. We also consent to the reference to our firm under the heading "Experts" in the Form SB-2.



/s/ KPMG LLP

Chartered Accountants


Vancouver, Canada
June 16, 2000